Exhibit 99.1

For Immediate Release	October 19, 2007

CHALLENGER ENERGY PROVIDES UPDATE ON VICTORY WELL

CALGARY, ALBERTA, CANADA—(Marketwire – October 19, 2007) – Challenger Energy Corp. (“Challenger Energy”) (TSXV:CHQ)(AMEX:CHQ) announced today the operator of the “Victory” well, Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG) provided an update confirming that the 12-1/4” section has been successfully side-tracked, drilled, logged, cased (9-7/8”) and cemented to a depth of approximately 13,828 feet subsea. Challenger Energy and its joint venture partners Canadian Superior and BG International Limited, a wholly owned subsidiary of the BG Group plc (LSE:BG.L) and are now preparing to drill the next and final section of the well, the 8-1/2” hole section, to a total depth of approximately 16,000 feet. However, a first step in the commencement of drilling is the safe pressure testing of the subsea Blow Out Preventer (“BOP”), which sits on the seafloor at a depth of approximately 800 feet below the ocean surface. When this safety test was performed a leak was detected.

The BOP has to be recovered to the rig floor for repair and retesting, but the pulling operations have been delayed temporarily due to high seasonal ocean currents. These ocean currents are called ring or loop currents, which develop and move along the east coast of South America and progress northward off the east coast of Trinidad. Normal operations are expected to recommence in the coming days, and once the BOP is repaired and retested, the drilling of the final section will begin immediately.

Challenger is a partner in the Block 5(c) exploration program and is paying 33 1/3% of the cost for a 25% working interest. The partners in Block 5(c) are BG Group plc and Canadian Superior.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

1

Challenger Energy Corp.

Suite 200, 744 – 4th Avenue S.W.

Calgary, Alberta, Canada   T2P 3T4

Dan MacDonald, CEO and President

Phone:    (403) 503-8810

Fax:         (403) 503-8811

www.chaenergy.ca